150101

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number 20120608975-30
Ross Miller Secretary of State State of Nevada	Filing Date and Time 08/31/2012 2:05 PM
	Entity Number E0200582011-7

Certificate of Designation
(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955)

1. Name of corporation:

Richfield Oil & Gas Company

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

The Board of Directors hereby authorizes and designates 5,000,000 preferred shares of its authorized 50,000,000 preferred shares as Series A Preferred Stock. The Series A Preferred Stock voting powers, designations, preferences, limitations, restrictions and relative rights are as attached.

3. Effective date of filing: (optional) August 31, 2012

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

DESIGNATION OF ATTRIBUTES TO SERIES A PREFERRED STOCK

The Board of Directors hereby authorizes and designates 5,000,000 preferred shares of its authorized 50,000,000 preferred shares as Series A Preferred Stock. The Series A Preferred Stock shall be as follows:

1. The preferred shares shall have no voting rights;

2. The preferred shares shall have a cumulative dividend set at 10% per annum payable quarterly;

3. The preferred share of stock shall be convertible into common shares at a price to be determined by applying a twenty-five percent (25%) discount to the 30 day moving average of the common stock at the time of conversion for each one dollar ($1.00) of preferred stock. The conversion price shall not be less than $0.10 or greater than $0.37;

4. The preferred shares shall be callable by the Company any time after August 31, 2014 or at any time the Company's common stock trades more than 100,000 shares per day above $0.50 per share based upon a 30 day moving average. The conversion rate will be based on a twenty-five percent (25%) discount to the thirty (30) day moving average of the common stock, for the period preceding the conversion date, for each one dollar ($1.00) of preferred stock. The conversion price shall not be lower than $0.10 per share or higher than $0.37 per share; and

5. The Company has the right, upon the approval of the Common Shareholder's, to enact a stock split or a reverse stock split. If a stock split or a reverse stock split is enacted the callable price of $0.50 per common share and the conversion price perimeters of the lower $0.10 per share or higher of $0.37 per share shall be adjusted upwards or downwards accordingly, to reflect the split or reverse stock split.